Givaudan

RECEIVED
2004 MAY 24 P 12:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04030315

SUPPL

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 17 May 2004
RG/rmj5791
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Givaudan SA discloses shareholding in own shares (potentially 18.88% of voting rights)	17 May 2004	H

We are of course at your disposal should you need any further information.

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

Yours sincerely,

Givaudan SA

P. de Rougemont

R. Garavagno

Enclosures mentioned

File No. 12G3-2B-82-5087

Equity CN

Search | Options | Related Info | CRL May 17 2004 16:38

GIVAUDAN POTENTIALLY OWNS 18.88% OF ITS OWN VOTING RIGHTS

(The following is a reformatted version of a press release issued by Givaudan SA and received via electronic mail. The release was not confirmed by the sender.)

GIVAUDAN SA

Shareholding disclosure

In accordance with the Swiss Stock Exchange Act, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, discloses that on May 13, 2004, it held 402'609 own registered shares (carrying 5.03% of voting rights), 564'070 put options on own stock (short position, carrying potentially 7.05% of voting rights) and 544'070 call options on own stock (long position carrying potentially 6.80% of voting rights). Total holding carries potentially 18.88% of voting rights.

(ms)FF

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